Filed by: EVOTEC AG

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Renovis, Inc.

Exchange Act File No. 000-50564

Evotec AG	News Release March 26, 2008	Tomorrow’s Drugs Today

Die deutsche Version dieser Pressemitteilung finden Sie hier.

Evotec’s Registration Statement in Connection with its Proposed Acquisition of Renovis Declared Effective

Hamburg, Germany | Oxford, UK—Evotec AG (Frankfurt Stock Exchange, Prime Standard, ISIN: DE 000 566480 9, WKN 566480) announced today that the U.S. Securities and Exchange Commission (SEC) has declared effective Evotec’s Registration Statement on Form F-4, which is required for the completion of the merger transaction with Renovis, Inc., a South San Francisco based biopharmaceutical company focused on the discovery and development of drugs for major medical needs in the areas of neurological and inflammatory diseases. This is an important milestone in connection with the proposed acquisition by Evotec of all of the shares of Renovis as it is clearing the way for Renovis to call a stockholders’ meeting to vote on the acquisition. Renovis has called a special stockholders’ meeting for May 1, 2008 for that purpose.

The board of directors of Renovis and Evotec have approved the transaction and the board of directors of Renovis has recommended that its stockholders approve the transaction.

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. Both through its own discovery programs and through research collaborations, the Company is generating the highest quality research results to its partners in the pharmaceutical and biotechnology industries.

In proprietary projects, Evotec specialises in finding new treatments for diseases of the Central Nervous System. Evotec has three programs in clinical development: EVT 201, a partial positive allosteric modulator (pPAM) of the GABAA receptor complex for the treatment of insomnia, EVT 101, a subtype selective NMDA receptor antagonist for the treatment of Alzheimer’s disease and/or pain, and EVT 302, a MAO-B inhibitor in development for smoking cessation.

On 19 September 2007, Evotec announced that it has entered into a definitive agreement to acquire Renovis, a biopharmaceutical company focused on the discovery and development of drugs for major medical needs in the areas of pain and inflammatory diseases. The acquisition is subject to the approval of Renovis’s stockholders, U.S. anti-trust clearance and other customary closing conditions.

www.evotec.com

Forward looking statements

Information set forth in this report contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of Evotec’s products, the timing of the completion of the transaction between Evotec and Renovis, the anticipated benefits of the business combination transaction involving Evotec and Renovis, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the anticipated timing and results of the combined company’s clinical and pre-clinical programs, and other statements that are not historical facts. Evotec cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties’ ability to complete the transaction because conditions to the closing of the transaction may not be satisfied; the failure to successfully integrate the businesses; unexpected costs or liabilities resulting from the transaction; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations.

The risks included above are not exhaustive. The most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Renovis with the Securities and Exchange Commission contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional information

Evotec has filed a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to stockholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two Corporate Drive, South San Francisco, California 94080.

In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at their web site at www.renovis.com.

For further information, please contact:

Jörn Aldag, joern.aldag@evotec.com

President & Chief Executive Officer

+49.(0)40.560 81-242 +49.(0)40.560 81-333 Fax

Anne Hennecke, anne.hennecke@evotec.com

SVP, Investor Relations & Corporate Communications

+49.(0)40.560 81-286 +49.(0)40.560 81-333 Fax

Corporate Headquarters:

Evotec AG, Schnackenburgallee 114, 22525 Hamburg, Germany

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Evotec AG Hamburg. Amtsgericht Hamburg HRB 68223

Vorstand: Jörn Aldag (Vorsitzender), Dr. Klaus Maleck und Dr. Mario Polywka

Aufsichtsratsvorsitzender: Prof. Dr. Dr. h.c. mult. Heinz Riesenhuber